UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-69642

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 AND ENDING 12/31/24

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NVSTR Financial LLC dba Tornado

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

135 Madison Ave

(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero	212-668-8700	mromero@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)
09/15/2020		6567	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Aber, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NVSTR Financial LLC dba Tornado, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01RO6308967
Qualified in New York County
Commission Expires August 4, 2026

Signature: [signature]

Title:
Secretary, Treasurer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NVSTR Financial LLC dba Tornado
Financial Statement
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year Ended December 31, 2024

NVSTR Financial LLC dba Tornado
Table of contents
December 31, 2024





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of NVSTR Financial LLC dba Tornado:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NVSTR Financial LLC dba Tornado (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 04, 2025

NVSTR Financial LLC dba Tornado
Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	16,336
Deposit with clearing broker		124,173
Prepaid expenses		20,935
Total Assets	$	161,444

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	67,429
Due to clearing broker, net		6,467
Due to related party		639
Total Liabilities		**74,535**
Member's Equity		86,909
Total Liabilities and Member's Equity	$	161,444

The accompanying notes are an integral part of this financial statement.

NVSTR Financial LLC dba Tornado
Notes to Financial Statement
For the Year Ended December 31, 2024

1. Organization:

NVSTR Financial LLC dba Tornado (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company was approved to commence operations by FINRA as of August 1, 2016. The Company is registered in all 50 states, the District of Columbia, Puerto Rico and the US Virgin Islands. The Company conducts general securities business activities. The Company is engaged as an introducing broker-dealer licensed to sell publicly traded equities and exchange traded funds. They also provide access to an online platform for individual investors to trade in equities and exchange traded funds. The Company is wholly owned by NVSTR Technologies Inc. (the "Parent"), a Delaware Corporation.

The Company is directly affected by general economic and market conditions, including fluctuations in volumes and price levels of securities, changes in interest rates, and securities brokerage services, all of which affect the Company's liquidity.

The Company's main office is located at 135 Madison Ave., 5th Floor, New York, NY. The Company maintains a fully disclosed clearing relationship with Apex Clearing Corp. in Dallas, Texas.

The Company's clients are US individuals, both accredited and non-accredited.

The Company received a firm commitment from the Parent to fund operations as needed in the future.The ongoing commitment by the Parent to contribute capital will support the Company to continue its operations and more importantly, to keep the Company in net capital compliance with Rule 15c3-1.

2. Summary of Significant Accounting Policies:

The following are the significant accounting policies followed by the Company:

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting - The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities.

Revenue - The Company provides brokerage services to individual investors within a digital platform. The Company's revenue streams include commissions, interest on cash balances, interest on margin loans, order flow payments, and subscriptions. Securities transactions and related revenue and expense are recorded on a trade-date basis.

Income Taxes - The Company is a single member LLC which is treated as a disregarded entity for tax purposes. Accordingly, its taxable income is included in the tax return of its Member. As a result, no provision for Federal or State income taxes is included in these financial statements.

The Company files state tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Federal statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved.

Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2024, the IRS has not proposed any adjustment to the Company's tax position.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Leases – The Company shares its office space with its Parent under the terms of an expense sharing agreement, (“ESA”) which is cancelable with reasonable notice. The Company records shared expenses monthly as billed. This agreement is not subject to ASC 842 because the Company is not responsible for the Parent’s lease obligation for office space. Also, the rent of office space is a one-year commitment between the Company and its Parent and is renewed annually in the ESA. The Company does not have a right-of-use asset and the Company does not have any lease obligations as of December 31, 2024.

Advertising Costs – The Company expenses advertising costs as they are incurred.

3. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $65,974 which was $60,974 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.03 to 1.

4. Subsequent Events:

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

5. Interest Expenses:

The Company paid creditors $205 in interest expenses during the year ended December 31, 2024.

6. Related Party:

Under the ESA with its Parent, the Company is allocated a variety of expenses carried on the Parent's books, on either a percentage or a usage basis. These include insurance, shared legal expenses, rent, technical and administrative support staff, telephone, internet, utility, postage, office supplies and other overhead. The Company paid the Parent $250,808 during the year for these expenses. The Due to related party account had a balance of $639 as of December 31, 2024, while there was no amount receivable from the parent as of the same date.

Under a separate Software Licensing Agreement with the Parent, the Company has a non- exclusive license to provide its investors an online trading platform that allows them to enhance their investment activities and investment experience. The Parent retains ownership of the underlying intellectual property. Under the agreement, the Company will be entitled to utilize the software free of charge until March 31, 2025. Unless the free-license is extended, at the sole discretion of the Parent, the Company will commence paying a license fee on a monthly per user basis beginning April 1, 2025.

While management believes that these agreements are fair and beneficial to both companies, it is possible that the terms of these related party transactions are not the same as those that would result from transactions between wholly unrelated parties.

7. Clearing Broker:

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to Apex Clearing Corp. ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. The Company maintains a deposit account with the Clearing Broker to further assist the Company's performance of its obligation under the clearing agreement (the "Deposit Account"). The balance at December 31, 2024, in the Deposit Account was $124,173 and also, the firm had a net payable of $6,467 with the Clearing Broker. The Company had recorded in its Statement of Operations, $317,980 in clearing charges.

8. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company's clearing broker-dealer is its only significant counterparty. In the event this counterparty does not fulfill its obligations, the Company may be exposed to business risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes the default risk with the clearing broker-dealer is low.

9. Commitment and Contingencies:

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024 or during the year then ended.

10. Guarantees:

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2024 or during the period then ended.